RESULTS OF SHAREHOLDER MEETINGS (UNAUDITED)

A special meeting of Shareholders of Phoenix Small Cap
Value Fund was held on January 27, 2004, for the following purpose:

    1. To consider and act upon a proposal to approve a Subadvisory Agreement between Phoenix Investment Counsel,
Inc. and Phoenix/Zweig Advisers LLC.

On the record date of December 16, 2003, there were 12,462,109 shares outstanding representing 174,442,812 votes. Of the shares outstanding, 73.4% were voted.

NUMBER OF VOTES

1. To consider and act upon a proposal to approve a Subadvisory Agreement between Phoenix Investment Counsel, Inc. and Phoenix/Zweig Advisers LLC.

                                FOR          AGAINST        ABSTAIN
                            -----------    -----------    -----------

                             122,252,065    1,727,747      4,036,525